UNITED STATES SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                    FORM 6-K


       REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR

                                     15D-16

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934



                          Dated as of November 6, 2002



                               NETIA HOLDINGS S.A.
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                 (Translation of registrant's name into English)



                              UL.POLECZKI 13
                              02-822 WARSAW, POLAND

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                    (Address of principal executive office)





[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

                           Form 20-F |X| Form 40-F |_|

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.] Yes |_| No |X|




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                                EXPLANATORY NOTE

Attached is the following item:

1. Press Release, dated November 6, 2002.



This current report on Form 6-K is hereby incorporated by reference into our Registration Statement on Form F-3 filed with the Securities and Exchange Commission on May 9, 2001 (File No. 333-13480).

FOR IMMEDIATE RELEASE

                                          Contact:   Anna Kuchnio (IR)
                                                     +48-22-330-2061
                                                     Jolanta Ciesielska (Media)
                                                     +48-22-330-2407
                                                     Netia
                                                     - or -
                                                     Alexandra Jones
                                                     Taylor Rafferty, London
                                                     +44-(0)20-7936-0400
                                                     - or -
                                                     Jeff Zelkowitz
                                                     Taylor Rafferty, New York
                                                     212-889-4350

COURT IN THE NETHERLANDS RATIFIES COMPOSITION PLANS OF NETIA'S DUTCH
--------------------------------------------------------------------
SUBSIDIARIES
------------

WARSAW, Poland - November 6, 2002 - Netia Holdings S.A. ("Netia") (WSE: NET), Poland's largest alternative provider of fixed-line telecommunications services (in terms of value of generated revenues), today announced that at the verification hearing held today in Amsterdam, the Netherlands, the court ratified the composition plans of Netia Holdings B.V., Netia Holdings II B.V. and Netia Holdings III B.V., Netia's three Dutch finance subsidiaries.

The court's decisions will become unappealable on November 15, 2002.

The ratification of the composition plans by the Dutch court completes one of the most important stages of Netia's restructuring.

Some of the information contained in this news release contains forward-looking statements. Readers are cautioned that any such forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and that actual results may differ materially from those in the forward-looking statements as a result of various factors. For a more detailed description of these risks and factors, please see Netia's filings with the Securities and Exchange Commission, including its Annual Report on Form 20-F filed with the Commission on March 28, 2002, its Current Report on Form 6-K filed with the Commission on April 3, 2002, its Current Reports on Forms 6-K filed with the Commission on May 6, 2002, its Current Report on Form 6-K filed with the Commission on May 7, 2002, its Current Report on Form 6-K filed with the Commission on May 20, 2002, its Current Report on Form 6-K filed with the Commission on May 24, 2002, its Current Report on Form 6-K filed with the Commission on June 28, 2002, its Current Report on Form 6-K filed with the Commission on July 2, 2002, its Current Report on Form 6-K filed with the Commission on July 31, 2002, and its Current Report on Form 6-K filed with the Commission on August 2, 2002, its Current Reports on Form 6-K filed with the Commission on August 6, 2002, its Current Report on Form 6-K filed with the Commission on August 9, 2002, its Current Report on Form 6-K filed with the Commission on August 15, 2002 its Current Report on Form 6-K filed with the Commission on August 16, 2002, its Current Report on Form 6-K filed with the Commission on August 28, 2002, its Current Report on Form 6-K filed with the Commission on August 30, 2002, its Current Report on Form 6-K filed with the Commission on September 16, 2002, its Current Report on Form 6-K filed with the Commission on September 20, 2002, its Current Report on Form 6-K filed with the Commission on September 24, 2002, its Current Report on Form 6-K filed with the Commission on October 1, 2002, its Current Report on Form 6-K filed with the Commission on October 15, 2002, its Current Report on Form 6-K filed with the Commission on October 17, 2002, its Current Report on Form 6-K filed with the Commission on October 22, 2002, its Current Report on Form 6-K filed with the Commission on October 25, 2002, its Current Report on Form 6-K filed with the Commission on November 5, 2002 and its Current Report on Form 6-K filed with the Commission on November 5, 2002. Netia undertakes no obligation to publicly update or revise any forward-looking statements.

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                             Date:  November 6, 2002



                                             NETIA HOLDINGS S.A.



                                             By:     /S/ AVRAHAM HOCHMAN
                                                     ---------------------------
                                             Name:  Avraham Hochman
                                             Title: Chief Financial Officer
                                                    Vice President, Finance





                                             By:    /S/ EWA DON-SIEMION
                                                  ------------------------------
                                             Name:  Ewa Don-Siemion
                                             Title: Vice President, Legal